UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

BLUE BIOFUELS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09530Q 102

(CUSIP Number)

May 2, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 09530Q 102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chris Kneppers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,851,270 (1)
	6.	SHARED VOTING POWER 21,851,270 (1) (2)
	7.	SOLE DISPOSITIVE POWER 21,851,270 (1)
	8.	SHARED DISPOSITIVE POWER 21,851,270 (1) (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,851,270 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.97%
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 2,333,333 shares of Common Stock available pursuant to a Warrant Agreement dated May 4, 2022.
(2)	Voting power and dispositive power are shared with Angela Kneppers – spouse.

CUSIP No. 09530Q 102

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angela Kneppers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,851,270 (1)
	6.	SHARED VOTING POWER 21,851,270 (1) (3)
	7.	SOLE DISPOSITIVE POWER 21,851,270 (1)
	8.	SHARED DISPOSITIVE POWER 21,851,270 (1) (3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,851,270 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.97%
12.	TYPE OF REPORTING PERSON IN

(3)	Voting power and dispositive power are shared with Chris Kneppers – spouse.

Item 1(a).

Name of Issuer:

Blue Biofuels, Inc. (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

3710 Buckeye Street, Suite 120, Palm Beach Gardens, FL 33410

Item 2(a).

Name of Person Filing.

The statement is filed on behalf of Chris Kneppers and Angela Kneppers, husband and wife (collectively, the “Reporting Person”), who are joint owners of the Common Stock.

Item 2(b).

Address of Principal Business Office or, if None, Residence.

102 Grandview Ave., Hopewell, NJ 08525

Item 2(c).

Citizenship.

United States

Item 2(d).

Title of Class of Securities.

Common Stock, $0.001 par value.

Item 2(e).

CUSIP Number.

09530Q 102

Item 3.

Type of Person

Not applicable.

Item 4.

Ownership.

(a) Amount beneficially owned: Chris Kneppers and Angela Kneppers, (jointly) – 21,851,270 shares including 2,333,333 shares available pursuant to a Warrant Agreement dated May 4, 2022.

(b) Percent of class: Chris Kneppers and Angela Kneppers – 7.97% (based on 274,153,883 shares outstanding as of February 7, 2022).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 21,851,270. (1)

(ii) Shared power to vote or to direct the vote: Chris Kneppers and Angela Kneppers – 21,851,270. (1) (2)(3)

(iii) Sole power to dispose or to direct the disposition of: Chris Kneppers and Angela Kneppers – 21,851,270. (1)

(iv) Shared power to dispose or to direct the disposition of: Chris Kneppers and Angela Kneppers – 21,851,270. (1) (2) (3)

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 9, 2022	/s/: Chris Kneppers

Date:	May 9, 2022	/s/: Angela Kneppers